GlyEco, Inc.

230 Gill Way

Rock Hill, South Carolina 29730

June 30, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Mail Stop 4631

Washington, D.C. 20549

Attention:                 Kathryn McHale, Esq.

Re:     GlyEco, Inc.

Registration Statement on Form S-1

File No. 333-215941

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. McHale:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, GlyEco, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-215941), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Daylight Time on July 5, 2017, or as soon as practicable thereafter.

The Registrant hereby authorizes David Danovitch, of Robinson Brog Leinwand Greene Genovese & Gluck P.C., to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that we be notified of such effectiveness by a telephone call to Mr. Danovitch at (212) 603-6300, or in his absence Stephanie Salvatore, of Robinson Brog Leinwand Greene Genovese & Gluck P.C., at (212) 603-6300. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Robinson Brog Leinwand Greene Genovese & Gluck P.C., attention: David Danovitch, via facsimile at (212) 956-2164.

Best Regards,

GLYECO, INC.

/s/ Ian Rhodes
Ian Rhodes

Chief Executive Officer

cc: David Danovitch, Esq.